December 1, 2010

Via Edgar

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:   International Strategy and Investment ("ISI")
      ISI Family of Funds:
      ISI Strategy Fund, Inc.                       File No. 333-31127
      Managed Municipal Fund, Inc.                  File No. 033-32819
      North American Government Bond Fund, Inc.     File No. 033-53598
      Total Return US Treasury Fund, Inc.           File No. 033-12179

Ladies and Gentlemen:

ISI Strategy Fund, Inc., Managed Municipal Fund, Inc., North American Government Bond Fund, Inc. and Total Return US Treasury Fund, Inc. (collectively the "Funds"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provide the following in connection with the Funds' fidelity bond:

      1.    A copy of the fidelity bond (the "Bond") (attached as EX99-1).

      2. A copy of the resolutions approving the Bond, which were adopted by the Board of Directors of the Funds, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Funds (attached as EX99-2).

      3. A copy of a joint insured agreement entered into as of November 1, 2006, pursuant to paragraph (f) of Rule 17g-1 (attached as EX99-3).

Premiums have been paid through the policy period ending on November 1, 2011.

Please contact the undersigned at 617-662-1742 if you have any questions concerning this filing.

Sincerely,

/s/ David James
---------------
David James
Assistant Secretary